UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                         SCHEDULE 13G



            Under the Securities Exchange Act of 1934


                 (Amendment No. ___________)


                          MedPlus, Inc.
                        (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                           58504P 103
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP NO.   58504P 103         13G          Page     of     Pages

1   NAME OF REPORTING PERSON
    S.S. of I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           The Keys Plus Irrevocable Trust, ID# 34-6960365


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)       N/A          (b)       N/A



3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ohio Trust; Trustee is citizen of United States of America


Number of                   5  SOLE VOTING POWER         690,938

Shares                      6  SHARED VOTING POWER          0
Beneficially Reporting      7  SOLE DISPOSITIVE POWER    690,938
Owned By                    8  SHARED DISPOSITIVE POWER     0
Each
Person with


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               690,938

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
SHARES       N/A


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    11.7%


12  TYPE OF REPORTING PERSON        OO
Item 1(a)

Name of Issuer:  MedPlus, Inc.

Item 1(b)

Address of Issuer's Principal Executive Offices:

        8805 Governor's Hill Drive, Suite, 100
        Cincinnati, OH  45249

Item 2(a)

Name of Person Filing: The Keys Plus Irrevocable Trust, Richard A. Mahoney, Trustee

Item 2(b)

Address of Principal Business Office or, if none, Residence:
            Richard A. Mahoney, Trustee
            8805 Governor's Hill Drive, Ste. 100
            Cincinnati, OH  45249


Item 2(c)

Citizenship: Ohio Trust, Trustee is a citizen of the United States


Item 2(d)

Title of Class of Securities:  Common Stock


Item 2(e)

CUSIP Number:  58504P 103
Item 3

  N/A

Item 4

Ownership.

 (a) Amount Beneficially Owned:

                     690,938*

*The reporting person is a trust (the "Trust") of which Richard A. Mahoney is the sole trustee. The trustee has sole voting and dispository power with respect to the shares held by the Trust but has no pecuniary interest in such shares; the Trustee is also the sole trustee of a second trust which holds shares of the issuer with respect to which the Trustee has sole voting and dispository power, but in which the Trustee has no pecuniary interest. The Trustee is, however, and officer, director and 10% shareholder (independently of the trust shares) of the issuer and a Form 13G has been filed on behalf of the Trustee in conjunction herewith.

(b) Percent of Class:     11.7%


(c) Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote              690,938

(ii) shared power to vote or to direct the vote               0

(iii) sole power to dispose or direct the disposition of   690,938

(iv) shared power to dispose or direct the disposition of     0


Item 5

Ownership of Five Percent or Less of a Class.

N/A

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8

Identification and Classification of Members of the Group.
N/A

Item 9

Notice of Dissolution of Group.

N/A

Item 10

Certification.

N/A

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date   February 7, 1997

Signature /s/ Richard A. Mahoney

Name/Title   Richard A. Mahoney, Trustee